September 29, 2004


Ron Sparks
President and Chief Executive Officer
Medical Device Manufacturing, Inc.
200 West 7th Avenue
Collegeville, Pennsylvania 19426-0992

Re:	Medical Device Manufacturing, Inc.
	Registration Statement on Form S-4
Filed August 30, 2004
	File No. 333-118675

Dear Mr. Sparks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The disclosures throughout the document appear to be presented from the perspective of UTI Corporation and not from that of the registrant, Medical Device Manufacturing, Inc. ("MDMI"). You should revise your disclosure so that you present all required information about MDMI and, where you also present information about UTI, you should present that information as the parent of MDMI and not as that of the registrant. That is, discuss how the information about UTI impacts MDMI. Why is the information relevant to a debtholder of MDMI? The financial information should be that of MDMI and not that of UTI, except where additional financial information of the parent, UTI, is required. You should clearly separate the discussions for each. Please revise or advise.

Prospectus Cover Page

2. We note your statement on the cover page that a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act by acknowledging that it will deliver a prospectus in connection with any resale of exchange notes received for its own account pursuant to the exchange offer or by delivering a prospectus in connection with any such resales. If you elect to retain this statement on the cover page, please also disclose on the cover page that any broker-dealer who holds notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes pursuant to the exchange offer, may be an "underwriter" within the meaning of the Securities Act, consistent with our position stated in Shearman & Sterling (available July 2, 1993).

3. Please disclose on the cover page that both the old notes and the exchange notes are fully and unconditionally guaranteed by your domestic subsidiaries, briefly describe the guarantees, and disclose that the guarantors are each jointly and severally liable.

Cautionary Statement Regarding Forward-Looking Statements - Page ii

4. Section 27A(b)(2)(D) of the Securities Act and Section
21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with a tender offer. Please delete any references to the Private Securities Litigation Reform Act.

5. Please relocate this section so that it does not appear before the Summary and Risk Factors sections.

Industry and Market Data - Page iii

6. Please revise to eliminate your statement in the last sentence of this paragraph that you "cannot guarantee" the accuracy or completeness of the industry and market data included in the prospectus, as investors are entitled rely on statements made in the prospectus. If you question the accuracy or completeness of any data prepared by third parties, you should omit it from the prospectus.

Summary - Page 1

7. Please revise to include a detailed organizational chart illustrating the ownership structure of MDMI and all of its subsidiaries in the Summary. The chart should include the jurisdiction of incorporation for each entity.

8. We note that much of the disclosure contained in the prospectus summary, particularly on pages 1 - 4, is identical to the disclosure contained in other parts on the prospectus, particularly on pages 51 and 54-56. Your summary should briefly highlight, and not merely repeat, the key information in your prospectus. See Item 503(a) and the instruction thereto.

9. In your revised summary, where applicable, please present a more balanced description of your business. For example, if you elect to retain the lengthy description of your strategy and competitive advantage in the Summary, please balance those disclosures by relocating the "Risk Factors" subsection that currently appears on page 4 so that it appears prior to "The Transactions" subsection in the Summary and expanding the "Risk Factors" subsection to briefly identify the most material risks of the exchange offer and an investment in your company.

10. Revise the first sentence of the Overview subsection on page 1 to explain "the MedSource Acquisition" and make conforming changes to the first paragraph of the Business section on page 51. Please note that the use of defined terms (including, for example, "Six Sigma" (page 60), "the Equity Investment" (page 79) and "the Transactions" (page 80)) should be avoided. The use of defined terms such as "Merger Agreement," "Merger Sub," "Term Loan," "New Senior Secured Credit Facility" and "Revolving Credit Facility" also should be avoided, as the use of those terms appears unnecessary. Please revise the prospectus to limit the use of these and other defined terms.

11. In the Industry Background subsection, please identify the "industry sources" referenced in the first paragraph on page 2. Please also supplementally provide us with copies of the reports or other documents containing the cited projections and tell us whether each industry source has consented to your use of those projections and to the reference to them as the source of that information.

The Transactions - Page 3

12. Please revise to clarify that your reference in this section to "UTI" is UTI Corporation, a Maryland corporation and your parent, and not UTI Corporation, a Pennsylvania corporation and your subsidiary.

Other Information - Page 5

13. Your selected financial data indicates that your date of inception was July 2, 1999, while your disclosures in this section, as well as your Articles of Incorporation, reflect that you were incorporated in May 2000. Please revise to clarify the history of the development of your business.

Summary of Terms of the Exchange Offer - Page 5

14. Confirm that the exchange offer will be in compliance with Rule 14e-1(a) and open for at least twenty full business days. Unless the offer expires at midnight on the twentieth business day following commencement of the exchange offer, it will be unclear whether the offer will be open for the full twenty business days. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).

15. Please revise your disclosures on page 7 to clarify the consequences of failing to exchange the old notes, including the potential effect of the exchange offer on the liquidity of the trading market for the old notes and on the market price of the old notes.

Summary of Terms of the Exchange Notes - Page 8

16. Under the subheading "Ranking," disclose, if true that the old notes represent the only currently outstanding senior subordinated indebtedness of the issuer, and that the exchange notes will be equal in priority with any old notes that are not exchanged in the exchange offer.

Summary Historical and Pro Forma Condensed Financial Data - Page 11

17. Please revise to also present cash flows provided by or used in financing activities.

Risk Factors - Page 14

	Because a significant portion of our net sales . . . - Page 15

18. Please disclose here that Boston Scientific accounted for approximately 25% of consolidated net sales in 2003.

19. You state that you cannot assure investors that there will not be a loss or reduction in business from one or more of your major customers. Please disclose, as an example of this risk, that you lost significant customers in 2002, as mentioned in Note 5 to your financial statements on page F-15.

The unpredictable product cycles . . . - Page 16; Adverse trends or business conditions - Page 17

20. This risk factor appears to address the same risks to your business as the risk factor that appears under the heading "[a]dverse trends or business conditions affecting the medical device industry or our customers could harm our operating results" on page 17.
Please revise as appropriate.

Quality problems with our processes . . . - Page 18

21. If material, please disclose any of your past failures to meet a customer`s quality certifications.

Inability to obtain sufficient quantities of raw materials . . . -
Page 19

22. Please disclose any past raw material supply disruptions you have experienced which have resulted in production delays.

Our international operations are subject to a variety of risks . . .
- Page 19

23. The bullet-point list is generic and does not indicate how these risks impact your company. Please revise to use examples that demonstrate the risk of international operations to your business.

If we become subject to product liability claims . . . - Page 21

24. Please supplementally provide us with details regarding any product recalls that you have experienced, including those Med Source recalls referenced here. We may have additional comments and may request additional discloser based upon your response. Also, please revise this risk factor to state the amount of product liability coverage that you carry.

Accidents at one of our facilities . . . - Page 22

25. Please disclose any past accidents at your facilities that have resulted in material production delays.

We depend on our senior management - Page 24

26. Please disclose those members of your senior management with whom you (or UTI) have entered employment agreements. In addition, if the fact that members of your senior management also serve as executives of UTI and/or your subsidiaries presents a material risk to your investors, please convert the last sentence of this risk factor into a separate risk factor that identifies each of your executive officers who are executives of UTI or any subsidiary and discloses the other positions held by each such individual.

Risk Relating to the Exchange Notes - Page 25

27. Include a risk factor discussing the risks to investors associated with the fact that you may redeem the notes at any time on or after July 15, 2008, and that, prior to July 15, 2007, you may redeem up to 35% of the notes, as described under the subheading
"Optional Redemption" on pages 88-89.

The Exchange Offer - Page 32

Terms of the Exchange Offer, page 32

28. Revise your disclosure in the fourth paragraph of this section to clarify that you will return the tendered notes not accepted for exchange "promptly," not "as promptly as practicable," following the expiration or termination of the offer. See Rule 14e-1(c).

	Expiration Date; Extensions; Amendments - Page 32

29. Refer to the first bullet point on page 33. Supplementally confirm your understanding that all conditions to the Offer, other than regulatory approvals, must be satisfied or waived prior to the Expiration Date, and your intention to pay for or return the notes promptly following expiration, in keeping with Rule 14e-1(c).

Conditions to the Exchange Offer - Page 36

30. We note your disclosure that you "will not be required to accept for exchange...any old notes...if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes" you determine that the exchange violates applicable law. We further note that you have reserved the right to assert the conditions to the offer "at any time or from time to time in our sole discretion," which apparently includes assertion of the
conditions after expiration.   Please revise the disclosure to make
clear that all conditions to the offer, other than those involving governmental approval, must be satisfied or waived before the expiration of the offer. We note in this regard that "applicable law" goes beyond "governmental approval."

Capitalization - Page 38

31. It is not appropriate to include the amount of your cash and cash equivalents in your total capitalization. Please revise to delete (a) the line item for cash and cash equivalents and (b) the inclusion of the amount of your total cash and cash equivalents in the total amount of your capitalization.

32. If material, please revise to also present your pro forma capitalization as of June 30, 2004 to reflect the transactions.

Selected Historical Consolidated Financial Data - Page 40

33. We note that you combine your results with your predecessor. Please tell us and disclose the nature of your predecessor. That is, who is your predecessor and why? Please also revise your presentation to separately show your results from those of your predecessor.

34. Your selected financial data indicates that your date of inception was July 2, 1999, while the "Other Information" section of the prospectus on page 5, as well as your Articles of Incorporation, state that you were incorporated in May 2000. Please revise to clarify.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - Page 43

Overview - Page 43

35. Supplementally explain how you selected the nine customers listed in the second paragraph of this section.

36. On page 15 of the risk factors section of the prospectus, you present the customer data on a pro-forma basis for the 12 months ended December 31, 2003, and state that two customers account for greater that 10% of your net sales, which is inconsistent with your statement here that only one customer accounted for greater than 10% of your net sales. Please revise either here or in the risk factor to make these statements consistent.

Results of Operations - Page 44

37. Please revise to disclose the actions taken under your "Zero
Defects" quality program and under your "lean" manufacturing cost reduction program and quantify the known or expected savings, if material, in connection with each program.

38. We note your presentation of EBITDA on page 44. This presentation does not appear to comply with Regulation G and Item 10 of Regulation S-K. Please revise or advise.

39. Please include a discussion of your interest expense and income taxes, or tell us why the current presentation is appropriate.

40. Tell us why you refer to a loss of customers in the plastic injection mold operation that led to a significant impairment of goodwill and intangible assets when discussing your impairment charges for 2002, but not in your discussion of 2002 and 2001 revenues. How did this loss impact your revenues? Please explain.

41. We note that you have accruals for certain environmental liabilities. Your disclosure about your environmental contingencies should be sufficiently specific to enable a reader to understand the scope of those contingencies affecting you. For example, your discussion of historical and anticipated environmental expenditures should, to the extent material, describe separately (a) recurring costs associated with managing hazardous substances and pollution in on-going operations, (b) capital expenditures to limit or monitor hazardous substances or pollutants, (c) mandated expenditures to remediate previously contaminated sites, and (d) other infrequent or non-recurring clean-up expenditures that can be anticipated but which are not required in the present circumstances. Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material may be necessary for a full understanding of these contingencies. Also, if management`s investigation of potential liability and remediation cost is at different stages with respect to individual sites, the consequences of this with respect to amounts accrued and disclosed should be discussed. Please revise or advise. See SAB Topic 5:Y.

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30,
2003

Net Sales - Page 44

42. We note that you had higher sales in the endoscopic and cardiovascular markets. Please revise to disclose why these markets performed better in 2004. What was the specific reason for such increased demand? Did you have new product offerings in these markets? Please consider the new MD&A guidance in SEC Release Nos. 33-8350, 34-48960, and FR-721.

43. In a related matter, revise to include discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Refer to Item 303(a)(3)(iii) of Regulation S-K. Similarly, revise your fiscal year comparison discussions.

Gross Profit - Page 44

44. We see on page 19 that fluctuations in the cost of raw materials are a significant risk to the company. Please revise your discussion to indicate what impact these price fluctuations have on your gross profit from period to period. Include known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition and operating performance. Refer to the MD&A guidance in SEC Release No. 33-8350. Similarly revise your fiscal year comparison discussions.


Restructuring and Other Charges - Page 45

45. Although no restructuring charges were expensed in the six-month period ended June 30. 2004, a restructuring plan based on the acquisition of MedSource was in place per note 3 to your June 30, 2004 interim financial statements on page F-41. Please describe this restructuring plan to the extent necessary in your MD&A with an outlook to the impact it will have on subsequent periods and your results of operations. Refer to SAB Topic 5.P.4.

2003 Compared to 2002

Gross Profit - Page 45

46. We note that several reasons including an inventory charge, manufacturing inefficiencies and closure of a plant offset the increase in gross profit in 2003. When discussing multiple reasons for significant changes in your operations, please quantify and fully describe the nature of each fluctuation.

47. Please expand your discussion of the inventory charge to quantify the amount and discuss the circumstances related to the charge and how you accounted for the charge. Clarify whether the inventory written-down will be sold, scrapped or otherwise disposed. The impact of sales of this inventory on gross margins should be addressed in MD&A.

Liquidity and Capital Resources - Page 47

48. Please clarify the duration of the period represented by your use of the term "foreseeable future" in the last paragraph of this section. Please also ensure that you discuss liquidity on both a short-term and a long-term basis.

Contractual Obligations - Page 49

49. We note that you do not present an historical schedule of your contractual obligations as of December 31, 2003. Instead, you present the table based upon pro forma information as of that date. This pro forma data is presented without explanation or presentation of how it was calculated. Under Item 303 (a)(5) of Regulation S-K and the instructions thereto, you should present in a tabular format the information specified in that paragraph as of the latest fiscal year end balance sheet date with respect to your known contractual obligations specified in the table that follows paragraph (a)(5)(I). While you are not required to include this table for interim periods, you should disclose material changes outside the ordinary course of your business in the specified contractual obligations during the interim period. Please revise or advise.

50. Please include purchase obligations in your schedule of contractual obligations, or tell us why you have not included this item. We note your disclosure in Note 16 on page F-28.

Critical Accounting Policies - Page 49

51. MD&A should address the role significant accounting policies and estimates have in understanding your results. You should identify your critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. The discussion of critical accounting policies in MD&A should present an analysis of the uncertainties involved in applying a principle while the accounting policy note in the financial statements should describe the method used to apply the accounting principle. Analyze, to the extent possible such factors as (a) how you arrived at the estimate, (b) how accurate the estimate/assumption has been in the past, and (c) whether the estimate/assumption is reasonably likely to change in the future. Evaluate the sensitivity to change of critical accounting policies. Please revise to include your pension obligations or tell us why it is properly excluded. Please revise or advise.

52. Tell us why you have included revenue as a critical accounting policy. Tell us and disclose the nature and measurement of and accounting for your underlying estimates involved in revenue recognition. Similarly revise the footnote to your financial statements.

Business - Page 51

Overview - Page 51

53. Please supplementally provide us with independent support for your statement in the Summary section and in the first paragraph of the Overview subsection that you are "the largest provider of outsourced precision manufacturing and engineering services in our target markets of the medical device industry." Please also revise this statement to clarify the nature of those "target markets."

Industry Background - Page 51

54. Please supplementally provide us with independent support for your statement in the first sentence of this section, as well as the first sentence of the Business Strategy section on page 57, that you are "a leading provider of precision manufacturing and engineering services to the medical device industry." In addition, if this disclosure is in reference to your target market leadership, so state.

55. Please identify the "industry sources" for the 2003 estimated end market size and growth rates for your target markets. Please also supplementally provide us with copies of the reports or other documents containing the cited projections and tell us whether each industry source has consented to your use of those projections and to the reference to them as the source of that information. In addition, the periods to which the cited growth rates relate is unclear (e.g., projected increase in 2004, or over some longer period). Please revise accordingly.

56. In the "Medical Device End Markets" subsection on page 51, you identified your target markets as the cardiovascular, endoscopy and orthopedics end markets. Please disclose here, or elsewhere in the Business section, if appropriate, the percentage of your net sales derived from each of these target markets. Please also disclose in the Business section that 9.6% of net sales were derived from outside the medical device market, as you have disclosed on page 23 in the Risk Factors section.

57. Supplementally provide us with independent support for your statement in the "Active Lifestyles" bullet point on page 52 that "the utilization of medical devices such as orthopedic implants and arthroscopy devices is increasing."

58. Supplementally provide us with the criteria you used in selecting the customer products listed in the chart that begins on page 52.
The products and services listed in the right-hand column of this chart should be major contributors to your revenue relative to all your products and services. Please revise the chart to accordingly if necessary.

59. Supplementally provide us with independent support for your statement in the "Medical Device Companies . . . " subsection on page 53 that "Many of the leading medical device companies in our targeted markets are increasingly utilizing third-party manufacturing and engineering providers as part of their business and manufacturing strategies."

60. We note that you use the term "addressable market" on page 54 in the "Growth in Outsourced Manufacturing Services" subsection and throughout the prospectus. You also frequently refer to your "target markets." Please supplementally explain why you discuss your "addressable market," when based upon your current disclosure it does not appear that your business strategy is to expand your business into any parts of your addressable market other than your current target markets. In the alternative, please revise your disclosure to eliminate the discussion of your "addressable market."

Competitive Strengths - Page 55

61. In the first sentence of this section, you refer to yourself as a "preferred strategic manufacturing partner for leading medical device companies." In the penultimate sentence of the second bullet point, you state that you are "usually a preferred provider" to your customers. In the final sentence of the third bullet point, you state that you are a "preferred supplier" for your customers. Please revise to clarify the basis for your belief that you a "preferred" partner, provider or supplier, as the case may be, how that status is obtained, the costs and benefits associated with that status, and the extent to which you have that status. Please also revise your disclosure in the first sentence of this section and your discussion in the third bullet point to clarify, if true, that you do not have "preferred" status with respect to all of your customers. In addition, please make conforming changes in the Summary section.

62. Please supplementally provide us with the percentage of your products for which you are the sole provider of manufacturing and/or engineering services, as referenced in the first sentence of the "Preferred Supplier" bullet point.

Business Strategy - Page 56

63. In the second bullet point in the Business Strategy section, you state that you anticipate closing redundant facilities "over the next several years." Please clarify more precisely, and quantify to the extent practicable, when you expect the anticipated savings from the closure of redundant facilities to be realized.

Capabilities-Page 56

64. Please disclose in this subsection the percentage of your revenues derived from each of your listed "capabilities." See Item 101(c)(i) of Regulation S-K.

65. Supplementally provide us with independent support for your statement in the first sentence of this subsection that "medical device companies` outsourcing continues to grow."

International Operations - Page 59

66. Please disclose the portion of your net sales derived from international sales.

Competition - Page 61

67. In addition to the disclosure with respect to your overall business, please discuss competitive conditions within any of your individual "capabilities" listed on pages 56-59 or your "target markets" (cardiovascular, endoscopy, and orthopedics end markets). See Item 101(c)(x) of Regulation S-K.

Government Regulation - Page 61

68. Please disclose in the penultimate paragraph on page 62, if material, the regulatory requirements of foreign countries where you have operation. In particular, please disclose the regulatory requirements that apply to your Mexico facility, the importance of which to your business is highlighted in the Business Strategy subsection on page 56.

Facilities - Page 63

69. In the chart on page 63, please describe which of your businesses capabilities are performed at each facility.

Legal Proceedings - Page 63

70. Please provide the disclosure required by Item 103 of Regulation S-K regarding the sites for which you have been identified as a potentially responsible party, as discussed in the Government
Regulation subsection on page 61.  In this regard, please note
Instruction 5.C to Item 103.

Backlog

71. Please add a subsection entitled Backlog and provide the disclosure required by Item 101(c)(viii) of Regulation S-K or tell us supplementally why those disclosures would not be material.

Management - Page 64

Directors and Executive Officers - Page 64

72. Please state in the biographies of Gary D. Curtis and Jeffrey M. Farina that they are neither directors nor executive officers of MDMI. Also, please supplementally explain to us why Mr. Farina, who is not an executive officer or director of the company, has a valid employment agreement with MDMI. Please tell us whether MDMI or UTI is obligated to make payments under this agreement.

Executive Compensation - Page 67

73. Throughout the Executive Compensation section, revise as needed to make clear to investors that compensation is paid by UTI and not MDMI, and that any securities issued are UTI securities and not MDMI securities.

Aggregate Option Exercises . . . - Page 69

74. Please revise the table to include columns setting forth shares acquired upon exercise of options and the value realized upon exercise of options, as required by Item 402(d)(2) of Regulation S-K, or supplementally confirm, if true, that there were no option exercises by any of the named executive officers during your last fiscal year.

Security Ownership of Certain Beneficial Owners and Management - Page
74

75. We note your disclosure in footnote (7) to the table that "Messrs. Kenkare, Pickering and Pulver exclude shares shown as held by DLJ Merchant Banking Partners III, L.P. and related funds, as to which they disclaim beneficial ownership." Please note that shares beneficially owned must be included on the appropriate lines in the table, even if that beneficial ownership is disclaimed. Accordingly, if Messrs. Kenkare, Pickering and/or Pulver are the beneficial owners of the shares held by DLJ Merchant Banking Partners III, L.P. and related funds, please revise the table to reflect that beneficial ownership. Alternatively, if none of Messrs. Kenkare, Pickering and Pulver is the beneficial owner of those shares, please revise to identify the natural persons who have or share voting and/or dispositive power with respect to those shares.

Certain Relationships . . .  - Page 77

General

76. File as exhibits those agreements described in this section that have not previously been filed. See Item 601(b)(10).

UTI Recapitalization - Page 80

77. Please supplementally provide more detail of this recapitalization. What actual changes in equity occurred? Did ownership of UTI change hands? What was the accounting consequence of the transaction?

Financial Statements - Medical Device Manufacturing, Inc. - Page F-2

78. You should identify related party transactions and state the amounts on the face of the balance sheet, income statement, or statement of cash flows. See Item 4-08(k) of Regulation S-X.

Report of Independent Registered Public Accounting Firm - Page F-2

79. Please revise to include the city and state where the report was issued. Refer to S-X, Article 2-02(a)(3).

Consolidated Balance Sheets - Page F-3

80. Please tell us and disclose why you classified the redeemable and convertible preferred stock outside of equity. Is the stock mandatorily redeemable? If so, please revise to so state. As applicable, include the disclosures required by Items 5-02(28) and
(29) of Regulation S-X. How does your presentation comply with SFAS
150.

81. Please show us the significant components of your accrued expenses, other and other long-term liabilities as of December 31, 2002 and 2003.

Consolidated Statements of Operations - Page F-4

82. Why do you refer to net interest expense? Please show us the significant components of this item for each period presented. Under
Item 5-03 (8) you should show interest expense as a separate line item. Please revise or advise.

83. Please show us the significant components of other income and expense for each period presented.

Consolidated Statements of Stockholders` Equity - Page F-5

84. Please tell us and revise to disclose the nature of and accounting for fiscal 2001 (a) acquisitions and (b) value of Star
Guide appreciation rights, and for fiscal 2001 and 2003 the change in value of phantom stock related to Noble-Met acquisition.

85. Do "stock options" refer to the exercise of stock options? Please revise to clarify.

Consolidated Statements of Cash Flows - Page F-6

86. We note that the amount of accounts payable and accrued expenses increased from $14.6 million as of December 31, 2002 to $60.2 million as of December 31, 2003. The statement of cash flows reflects an increase in cash of $5.2 million due to this change. Please revise or advise. Please also tell us where in MD&A you discuss the reasons for the increase in your accrued expenses.

87. We note the line item "Capital Infusion from parent related to acquisition." Please tell us how you accounted for this transaction. Is this a capital contribution? If so, where is this reported in the statement of stockholders` equity? Is this a note payable to the parent? If so, how is it reported? What journal entries did you make to record this contribution? Is this the same transaction as described in note 11 related to the sale of UTI stock in which case MDMI received the proceeds? Please advise supplementally.

88. Why do you reflect the earn-out accrual as a non-cash investing activity? We note that the earn-out payment will be made in both cash and stock.

Note 1. Summary of Significant Accounting Policies - Page F-7

89. We note that you are a wholly-owned subsidiary of UTI and that UTI is a holding company with no operations and whose only asset is your capital stock. Please tell us and disclose in more detail why you pushed down UTI`s indebtedness and equity. Cite the accounting literature you relied upon. Separately address the debt and the equity. Do the financial statements of MDMI include any revenues or expenses of UTI in addition to interest expense? What about management and related fees? Please explain and quantify. If included you should tell us why and revise your disclosure to clarify. See SAB Topic 1:B. If practicable, include your estimate of what the expenses would have been on a stand alone basis.

90. Please describe why you record inventory if you provide custom manufacturing services. Who is responsible for the inventory from the point of purchase from third parties until it is manufactured and shipped? How do you record inventory for assembly of finished devices and why? It appears that you provide services as well as products. Please revise your statement of operations to comply with Rule 5-03(b) of Regulation S-X.

91. You refer to one customer that represented 10% of sales in fiscal 2002 and one customer that represented 25% of sales in 2003. Please confirm that these are two separate customers and that no other customer represented more than 10% of sales in 2001, 2002, or 2003. Also, explain why you do not refer to the new customer in 2003 that represented 25% of your sales in MD&A? Will this business continue or were the sales for 2003 unusual and infrequent.

92. Please tell us why you believe it is appropriate under U.S. GAAP to include short-term investments in corporate bonds and mutual funds in your cash and cash equivalents. See SFAS 95.

93. We note that your goodwill was $113.9 million as of December 31, 2003, or 41% of your total assets. As such, we believe you should provide more detailed disclosure about how and when you test your goodwill for impairment. Also disclose the number of reporting units used in that assessment. Also add a discussion of how and when you test other intangible assets for impairment.

94. Given your statement on page 42 that the company had a loss of significant customers in 2002 and that customer relationships may last more than ten years (i.e. not 20), please supplementally tell us why you believe 20 years is an appropriate life for amortization of customer base. How did you determine the amortization period of 20 years.

95. Please revise to discuss how and when you review the valuation and depreciable lives of your property, plant and equipment.

96. Please clarify how you calculate your income taxes. Do you use the separate return basis? Please explain. See SAB Topic 1:B.

97. We note that awards of stock-based employee compensation were outstanding and accounted for under the intrinsic value method of Opinion 25. As such, under paragraph 2(e)(c) of SFAS 148 you should show a tabular presentation for fiscal 2001, 2002, and 2003 of net income, the stock-based employee compensation cost, net of related tax effects, included in the determination of net income as reported, the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards and pro forma net income as if the fair value based method had been applied to all awards. Please revise or advise.

98. We note that you perform product development and design. You also recognize service revenues when you perform the services. Please tell us why this method is appropriate for the recognition of revenue related to these services. Do you recognize revenue for any other services? Please explain.

99. We note on page 21 that certain of MedSource` products were subject to recalls in 2001 and 2002. Please revise to include your policy regarding sales returns and allowances. Do you offer rights of return to customers in the event a product is defective? What events other than sales returns would necessitate recording an allowance.

100. Please revise to disclose your warranty policy in light of product recalls of MedSource in 2001 and 2002. Tell us supplementally how these recalls effected you warranty policy going forward. Explain the policy in detail. Refer to FIN 45 and provide any required disclosures as necessary.

101. Please supplementally tell us in more detail your accounting for scrap resulting from the manufacturing process. We note that you value this in inventory at the price to be received from the refinery. Please note also that inventory costs of primary products should be reduced by the net realizable value of scrap generated in the manufacturing process.

102. Please revise your wording to indicate that SFAS 150 has been implemented. Per the implementation dates (first interim period beginning after June 15, 2003), this pronouncement was to have been implemented as of the date of your audited financials of December 31, 2003.

103. Under SAB Topic 13.A, revenue generally is realized or realizable and earned when all of the following criteria are met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, (c) the seller`s price to the buyer is fixed or determinable, and (d) collectibility is reasonably assured. Please address how your policies comply in your response and in your disclosure. You should also disclose the nature of and accounting for any special terms of your agreements include rights of return, acceptance, sales incentives, warranty, etc.

Note 2, Acquisitions - Page F-12

104. Please revise to provide a brief description of the acquired entity, the primary reasons for the acquisition, and a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. See paragraph 51 of SFAS 141.

105. We note contingent consideration of $34.1 million paid to Venusa shareholders based on 2003 earnings. We also note that an additional $6.0 million may be required to be paid. Please supplementally tell us to whom these earn-outs were paid and are payable to. We note on page 79 that you reference "former shareholders" of Venusa and on page F-29, you reference "certain stockholders." Please specifically state if these shareholders formerly held positions within Venusa and if so, what positions did they hold.

106. Who acquired Venusa? UTI or MDMI? If MDMI, how did MDMI account for and value the shares of its parent issued to acquire Venusa and pay contingent consideration and why.

Note 4, Inventories - Page F-14

107. Please tell us the significant terms of the consignment agreement with the third party. When are these materials recorded on your balance sheet? Please explain. If you do not record the inventory until it is sold, please supplementally tell us whether or not you have any precious metal inventory on your books. Please discuss in detail.

108. Please tell us and disclose the nature of and accounting for "intermediate stock."

Note 5, Goodwill and Other Intangible Assets - Page F-15

109. Please reconcile for us that $46,175 added to goodwill as a result of acquisitions in 2003 with the $12,052 reported in Note 2.

110. We note that the 2001 net loss per your pro forma of $8,760 does not equal the reported 2001 net loss on the consolidated statement of operations of $6,998. Please advise.

111. You should present all intangible assets as a separate line item in the statement of financial position. In addition, you should present the aggregate amount of goodwill impairment losses as a separate line item in the income statement. See paragraphs 42 and 43 of SFAS 142.

112. We note that you recorded a goodwill impairment loss of $17.5 million in fiscal 2002. Due to the significance of this amount, please provide a more detailed discussion of the facts and circumstances leading to the impairment. What types of customers were lost? From which reporting unit were they lost? Why did you lose the customers? Also disclose the method and significant assumptions you used to determine the fair value of the associated reporting unit. See paragraph 47 of SFAS 142.

113. Please tell us and disclose the nature and measurement of your asset for customer contracts of $3 million. How did you determine the amortization period.

Note 6. Short-term and Long-term Borrowings - Page F-17

114. Tell us and disclose whether UTI or MDMI is the primary obligor for the debt and the obligations of MDMI related to any UTI debt that was pushed down to MDMI.

115. Please tell us the significant terms of the Securities Purchase Agreement and the related debt and equity. Tell us how you accounted for the transaction and why. Cite the accounting literature you relied upon. Tell us and disclose how you valued the debt and equity and why. Include all of your significant assumptions.

Note 7, Employee Benefit Plans - Page F-18

116. Please revise to include the plan assets disclosures required by SFAS 132 (as revised), paragraph 5(d).

117. Please tell us and disclose the nature of the "certain type" of employee that is included in your pension plans. We note that benefits are based on a fixed rate. What is the fixed rate multiplied by.

Note 8, Stock Grants and Options and Stock Based Plans - Page F-20

118. Please tell us and disclose how MDMI accounts for options issued by UTI to its employees and tell us why.

119. We note your disclosure that phantom stock is granted to employees of your subsidiary, Star Guide, and your employees. Benefits under these plans appear to consist of dividends based on UTI`s preferred stock. Please tell us and disclose the amount of dividends for each period presented and the accounting treatment for the phantom stock. Typical phantom stock plans involve the grantee receiving the appreciation in market value over the original value of the stock granted payable in cash or stock. We note that your disclosures do not provide for such a treatment. However, the phantom stock agreement provides for a payment to each holder for each unit redeemed in addition to accrued dividends. Please explain.

Note 9, Income Taxes - Page F-22

120. We note that you have net operating losses. Please revise to disclose the amount and expiration dates for these NOLs. You may disclose a range of expiration dates beginning from the first NOL that expires to the last possible expiration. See SFAS 109, paragraph 48.

121. Please disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign. See Item 4-08(h) of Regulation S-X.

122. A valuation allowance for deferred tax assets is not appropriate unless it is more likely than not that the asset will not be realized. The staff has challenged registrants that establish a significant allowance but whose disclosures regarding current and expected operating results appear inconsistent with management`s view regarding realization of the deferred tax asset. In those circumstances, the staff has questioned whether narrative disclosures are unreasonably optimistic or the valuation allowance is unreasonably pessimistic, and revisions to the financial statements or the narrative typically have been necessary to reconcile the apparent inconsistency.

123. Tell us and disclose in the notes and MD&A the nature and timing of the events that led to the significant increase in your valuation allowance in 2003.

124. You should disclose the following information whenever a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes: (a) a description of the types of temporary differences for which a deferred tax liability has not been recognized and the types of events that would cause those temporary differences to become taxable, (b) the cumulative amount of each type of temporary difference, and (c) the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration if determination of that liability is practicable or a statement that determination is not practicable.
See paragraph 44 of SFAS 109.

Note 10, Capital Stock - Page F-24

125. Why do you state that the proceeds of UTI`s stock issuances were contributed to MDMI and are reflected as additional paid-in capital? Where are these contributions shown in the statements` of shareholders` equity? Please tell us and revise to disclose.

126. Please show us and disclose the method and significant assumptions used to value the Class AB warrants.

Note 11, Redeemable and Convertible Preferred Stock - Page F-25

127. Tell us and disclose whether UTI or MDMI is the issuer of the stock and why you pushed that equity down to MDMI. What are MDMI`s rights and obligations with respect to that equity.

128. We note that UTI has nine classes of preferred stock. Please revise to disclose the significant terms of each issue of preferred stock, including the Class A preferred stock discussed in Note 16. Include a rollforward schedule for fiscal 2001, 2002, and 2003 for each issue.

129. We reference your disclosure that UTI class B redeemable preferred stock will be redeemed by UTI by certain dates. Class B-1 was to have been redeemed by July 1, 2004. Please supplementally tell us if the redemption happened. If so, why was this not disclosed as a subsequent event? Please also revise to identify and discuss the significant terms of all classes of common stock.

130. In a related matter, please revise your note to more clearly emphasize the redemption features of the stocks as to when and if it will be redeemed and what triggers redemption. What control is UTI able to exercise over the redemption.

131. We note that the preferred stock described here is both redeemable and convertible. Please tell us and disclose more about the conversion features of the stock. Provide us with a schedule of issuances of this convertible stock. Include the fair value at issuance as well as the conversion details such as price and number of common shares received in the conversion. We note that UTI may at any time require conversion upon a successful IPO. Is this the only condition to which UTI has control over the conversion? If not, please advise us of other scenarios. Under what circumstances may holders convert.

132. In a related matter, please tell us if your carrying value is equal to the liquidation value and if not, what differences exist for each class and how you are accounting for the difference and why.

Related Party Transactions - Page F-26

133. Please revise to discuss and quantify all related party transactions and how you accounted for them. Your disclosure should clearly identify the rights and obligations of UTI versus MDMI.

Note 15, Business Segments - Page F-27

134. Please tell us why you do not reflect the cardiovascular, endoscopy, and orthopedics divisions as separate segments. Tell us what information your CODM reviews for the company.

135. Please report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, then please disclose that fact. See paragraph 37 of SFAS 131.

Note 16. Commitments and Contingencies - Page F-27

136. Please also address whether or not the various legal proceedings may have a materially adverse effect on your cash flows. If you made no accrual for a loss contingency because you did not meet one or both of the conditions in paragraph 8 of FAS 5, or if an exposure to loss exists in excess of the amount you accrued pursuant to the provisions of paragraph 8, you should disclose the contingency when there is at least a reasonable possibility that you may have incurred a loss or an additional loss. You should indicate the nature of the contingency and give an estimate of the possible loss or range of loss or state that you cannot make such an estimate. See paragraph 10 of FAS 5. Please revise or advise.

137. Please tell us and disclose your obligations with respect to dividends.

138. Please revise MD&A to disclose your obligation to pay the $36.9 million related to the Venusa acquisition and include a discussion of where you will obtain the funds to make the cash portion of the payment.

Note 18, Supplemental Guarantor Condensed Consolidating Financial
Statements - Page F-29

139. Please confirm that the Parent column represents MDMI and not UTI.

140. Please disclose whether or not each of the subsidiary guarantors is 100% owned by the parent company issuer. See Rule 3-10(f) and (h) of Regulation S-X.

141. Please disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan and provide the disclosures prescribed by Item 4-08(e)(3) of Regulation S-X with respect to the subsidiary issuers and subsidiary guarantors.

Consolidated Condensed Financial Statements - Page F-36

Note 2. Acquisitions - Page F-39

142. Since the allocation is preliminary, identify significant liabilities and tangible and intangible assets you are likely to recognize and highlight uncertainties regarding the effects of amortization periods assigned to the assets. While we do not expect the pro forma financial information to reflect definitive conclusions regarding the allocation of the purchase price, highlight any uncertainties affecting the pro forma presentation and the possible consequences when you resolve them if they may be material. Otherwise, disclose that you do not expect the impact of any adjustments to be material.

143. Please separately reflect amounts allocated to goodwill, identifiable intangible assets and other assets.

144. We note that the value assigned to goodwill is significant in relation to the total purchase price. Please revise to disclose a description of the factors that contributed to a purchase price that resulted in recognition of goodwill in accordance with SFAS 141 paragraph 51(b).

145. Please supplementally reconcile the purchase price of Medsource of $219.2 million with the $217,859 (including cash) on page F-40 and the $213,176 (excluding cash) on the supplemental disclosure on the cash flow statement on page F-38.

Note 9. Capital Stock and Redeemable Preferred Stock - Page F-43

146. Please tell us and disclose the value of and how you valued the shares issued to UTI`s CEO and Venusa and why.

Financial Statements - MedSource Technologies, Inc. - F-50

Report of Independent Registered Public Accounting Firm - Page F-50

147. Please revise to include to correct the first sentence of the second paragraph from "in accordance with the standards of the Public Company Accounting OverNight Board (United States)" to "in accordance with the standards of the Public Company Accounting OverSight Board (United States)."

Consolidated Statement of Changes in Mandatory Redeemable Convertible Stock and Stockholders` Equity (Deficit) - Page F-54

148. Please supplementally tell us what the line item "Return on Series C preferred stock" represents.

Note 6, Goodwill and Other Identifiable Intangible Assets - Page F-64

149. We note your reclassification of customer base from intangible assets to goodwill in 2002. Please supplementally provide us with your rationale for this reclassification. Why is customer base not separately identifiable from goodwill and deemed to have an indefinite life? Please advise.

150. We note that you had significant amounts of goodwill recorded related to your fiscal 2002 and 2003 acquisitions totaling $34.9 million. We further see that one-year or less subsequent to these acquisitions you recorded a goodwill impairment of $37.7 million. Please supplementally provide us with a detailed explanation of why such goodwill was recorded and within one year was considered impaired. Were the acquisitions related to the impairment? Was the purchase price deemed to high after the fact? Please advise.

Schedule II - Valuation and Qualifying Accounts

151. Please revise to include this schedule or tell us why you are not required to do so. Refer to Regulation S-X Section 210.5-04.

Exhibit 5.1

152. Please revise to include counsel`s opinion that the execution, issuance and delivery of the Exchange Notes has been duly authorized by the Company and that the execution, issuance and delivery of the Guarantees has been duly authorized by each of the Guarantors.

153. We note your statement in the next-to-last paragraph of the opinion that the opinion "speaks as of the date hereof." Please be advised that you will need to file an updated opinion prior to effectiveness of the registration statement that is dated approximately as of the date such effectiveness.

Exhibit 12.1

154. For purposes of calculating your ratio of earnings to fixed charges, fixed charges include the sum of interest, whether expensed or capitalized, amortization of premiums, discounts and capitalized expenses related to indebtedness, amounts accrued with respect to guarantees of other parties` obligations, and the estimated interest component of rental expense. Please revise or advise and tell us how you determined the amount of your estimated interest component of rental expenses and why. Any changes to the ratio should be reflected throughout the document wherever you present the ratio such as pages 13 and 41. See Item 503 of Regulation S-K.

155. Since proceeds from the sale of the debt being registered was used to extinguish a portion or all of one or more specific issues of outstanding debt or preferred stock, you should present a pro forma ratio depicting the effect of the refinancing if the change in the ratio would be ten percent or greater. You should limit the adjustments to derive the pro forma ratio to the net change in interest or dividends resulting from the refinancing. If only a portion of the proceeds will be used to retire debt or preferred stock, only a related portion of the interest or preferred dividend should be used in the pro forma adjustment. You should present the pro forma ratio for the latest year and interim period only wherever you present your historical ratio. Please revise or advise. See Item 503 of Regulation S-K.

156. Is UTI, your parent, required to maintain your ratio? If so, please revise to discuss and include disclosure of UTI`s ratio.

General

157. Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.

158. An updated accountant`s consent should be included with any amendment to the filing.

Signatures

159. Please provide a separate signature page that complies with Form S-4 for each registrant.


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Tress at (202) 824-5263 or Kate Tillan at
(202) 942-2861 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 824-5662 or me at (202) 942-7924 with any other questions.


Sincerely,

	/s/ David Ritenour

							David Ritenour
							Special Counsel


cc:	Christopher J. Walsh, Esq. (via fax)
	Scott A. Berdan, Esq. (via fax)


Mr. Ron Sparks
Medical Device Manufacturing, Inc.
September 29, 2004
Page 28